SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKER-HANNIFIN CORPORATION

6035 PARKLAND BOULEVARD

CLEVELAND, OHIO 44124-4141

PARKER RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Directors

Parker-Hannifin Corporation

Parker Retirement Savings Plan

Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hausser + Taylor LLC

Cleveland, Ohio

June 18, 2007

PARKER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2006 AND 2005

(Dollars in Thousands)

	2006	2005
ASSETS
Investments (Notes 1, 2, 5 & 7)	$2,421,273	$2,130,496
Accrued interest and dividends	45	3,030
Employer contribution receivable (Note 12)	9,145	6,479

Total assets	2,430,463	2,140,005

LIABILITIES
Notes payable (Note 4)	24,867	36,889
Other	753	1,556

Total liabilities	25,620	38,445

Net Assets Available For Benefits At Fair Value	2,404,843	2,101,560

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,890	3,364

Net Assets Available for Benefits	$2,407,733	$2,104,924

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in Thousands)

	2006	2005
ADDITIONS
Participants’ contributions (Notes 1 & 2)	$111,693	$94,845
Employer contributions (Notes 1 & 2)	50,597	48,782
Interest income	20,962	17,555
Dividend income	46,532	24,529
Net transfers from other plans (Note 11)	22,981	80,180
Net appreciation in the fair value of investments (Notes 1 & 5)	235,308	—

Total additions	488,073	265,891

DEDUCTIONS
Distributions to participants	182,107	144,475
Interest expense	1,796	2,554
Trustee fees and expenses	1,361	1,295
Net depreciation in the fair value of investments (Notes 1 & 5)	—	74,763

Total deductions	185,264	223,087

Increase in Net Assets Available for Benefits	302,809	42,804

Net Assets Available - Beginning of year	2,104,924	2,062,120

Net Assets Available - End of year	$2,407,733	$2,104,924

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

The investments in Parker-Hannifin Corporation (the Company) common shares, the PIMCO Total Return Fund, the Victory EB Diversified Stock Fund, the AIM Mid Cap Core Equity Fund, the Sentinel Small Company Fund, the Dodge and Cox International Stock Fund, the Fidelity U.S. Bond Index Fund, the Vanguard Institutional Index Fund, the Vanguard Extended Market Index Fund, the Vanguard Developed Markets Index Fund, and the Fidelity Freedom Funds are valued at quoted market prices as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

Risks and Uncertainties

Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

Contributions

Participants may make contributions on a before-tax and/or after-tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants. Contributions are subject to certain limitations.

Company matching contributions are invested solely in a non-participant directed Employee Stock Ownership Plan (the ESOP Fund), which holds primarily Company stock.

Other

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and the Company pays the remainder.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit distributions are recorded when paid.

Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN

General

The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which is available to all U. S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are able to enroll in the Plan the first day of the month following the date of hire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and Transfers

Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participants may suspend their contributions at any time and may designate one or more of several available funds within the Parker Master Savings Plan Trust (the Master Trust) in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

(a)	Parker Hannifin Common Stock Fund (Company Stock Fund) – Invested primarily in common shares of the Company purchased on the open market. A participant’s contribution is limited to 50% of the total amount invested.

(b)	Fidelity U.S. Bond Index Fund – Invested primarily in bonds included in the Lehman Brothers Aggregate Bond Index.

(c)	Vanguard Institutional Index Fund – Invested in stocks which comprise the S&P 500 Index.

(d)	Vanguard Extended Market Index Fund – Invested primarily in a large sampling of stocks that match certain characteristics of the Wilshire 4500 Corporation Index.

(e)	Vanguard Developed Markets Index Fund – Invested in two Vanguard Funds – the European Stock Index Fund and the Pacific Stock Index Fund – which seek to track the performance of the MSCI EAFE Index.

(f)	Contract Income Fund – Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 7 for a further description of this fund.

(g)	PIMCO Total Return Fund – Invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(h)	Victory EB Diversified Stock Fund – Invested primarily in a portfolio of common stocks of large publicly held companies and securities convertible into common stock.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN (cont’d)

(i)	AIM Mid Cap Core Equity Fund – Invested primarily in equity securities, including convertible securities, of mid-capitalization companies.

(j)	Sentinel Small Company Fund – Invested primarily in common stocks issued by small and medium-sized companies.

(k)	Dodge and Cox International Stock Fund – Invested primarily in equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets.

(l)	Fidelity Freedom Funds – Twelve mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income and money markets based on the participant’s targeted retirement date.

(m)	Equity Fund – Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company (The fund was closed effective March 31, 2006; all investments were transferred to the Victory EB Diversified Stock Fund).

(n)	Balanced Fund – Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and/or invested in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company (The fund was closed effective March 31, 2006; all investments were transferred to the Fidelity Freedom Funds).

(o)	Capital Guardian International Equity Fund – Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks of non-U.S. issuers (The fund was closed effective March 31, 2006; all investments were transferred to the Dodge and Cox International Stock Fund).

(p)	Washington Mutual Investors Fund – Invested primarily in common stocks of U.S. companies (The fund was closed effective March 31, 2006; all investments were transferred to the Victory EB Diversified Stock Fund).

(q)	Janus Fund – Invested primarily in common stocks of larger, more established companies that are expected to have greater than average earnings growth (The fund was closed effective March 31, 2006; all investments were transferred to the Victory EB Diversified Stock Fund).

Parker-Hannifin Corporation Contributions

The Company contributes an amount equal to 100% of the first 3% of the before-tax contributions and, an amount equal to 50% of the 4th percent and 5th percent of the contribution. The Company may also match after-tax contributions, but matches only 25% of the 4th percent and 5th percent of after-tax contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Company match contributions are invested in the ESOP Fund. Effective October 1, 2005, all participants may diversify their shares of stock in the ESOP Fund at any time to any of the investment funds available within the Plan.

Participant Loans

The Plan has a loan provision which allows an active participant to borrow a minimum of $500 (actual dollars) and up to the lesser of a) 50% of their account balance or b) $50,000 (actual dollars) less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at their outstanding balances, which approximates fair value.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

2.	DESCRIPTION OF PLAN (cont’d)

Participant Accounts

The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

3.	VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are fully vested at all times. In general, a participant’s account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70  1/2 if the participant’s interest exceeds $5,000 (actual dollars). Distribution is in cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects. The Plan was amended effective March 28, 2005 to provide that mandatory or involuntary lump-sum distributions in an amount in excess of $1,000 (actual dollars), but less than $5,000 (actual dollars), shall only be made in the form of an automatic rollover IRA, as provided by the plan.

Dividends received by the ESOP Fund with respect to allocated Company shares are either paid to the participants at the end of each Plan year or reinvested, at the participants’ election.

4.	NOTES PAYABLE

Notes payable at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Amortizing Notes, 6.34% due 2008	$24,867	$36,889

The 6.34% Amortizing Notes are guaranteed by the Company and call for payment of principal and interest semi-annually through July 15, 2008. The ESOP Fund uses Company contributions and cash dividends received on unallocated shares to repay the loan plus interest.

The shares purchased with the proceeds from these borrowings are held in suspense in the ESOP Fund (referred to as unallocated shares), to be released and allocated to participants’ accounts periodically in full or partial satisfaction of the Company’s matching contribution obligations.

Principal amounts of the 6.34% Amortizing Notes due for the two years ending December 31, 2007 and December 31, 2008 are $12,285 and $12,582, respectively.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

5.	INVESTMENTS

The Plan investments at fair value that are held within the Master Trust at December 31 are as follows:

	2006	2005
Money Market Funds	$22	$80

Common Shares
Company Stock Fund	168,115	150,940
ESOP Fund – Allocated *	638,227	613,007
ESOP Fund – Unallocated *	43,254	56,698

Contract Income Fund	363,326	333,217

Other Investments
AIM Midcap Core Equity Fund	11,879	3,992
Dodge and Cox International Stock Fund	123,285	—
Fidelity Freedom Funds	255,300	57,564
Fidelity U. S. Bond Index Fund	4,615	—
PIMCO Total Return Fund	94,375	96,866
Sentinel Small Company Fund	140,932	123,394
Vanguard Developed Markets Index Fund	14,041	—
Vanguard Extended Market Index Fund	9,644	—
Vanguard Institutional Index Fund	172,818	154,325
Victory EB Diversified Stock Fund	319,529	—
Balanced Fund	—	115,314
Capital Guardian International Equity Fund	—	64,479
Equity Fund	—	212,562
Janus Fund	—	46,045
Washington Mutual Investors Fund	—	44,469

	$1,146,418	$919,010
Participant Loans	61,911	57,544

Total Investments	$2,421,273	$2,130,496

* Non-participant directed investments

The assets of the Plan are held in a Master Trust by Fidelity Management Trust Company. The Master Trust was established for the investment of assets of the Plan and other Parker Hannifin sponsored retirement plans. Each participating plan has an undivided interest in the Master Trust. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 99.5% and 99.4%, respectively. The Plan’s interest in the Master Trust’s investment income is not proportionate to its interest in the net assets due to the ability of participants to select investments options within the Master Trust.

The Plan’s investments within the Master Trust appreciated / (depreciated) in value during calendar 2006 and 2005 as follows:

	2006	2005
Company Stock Fund	$27,282	$(18,409)
ESOP Fund – Allocated	114,063	(82,647)
ESOP Fund – Unallocated	(2,999)	(20,773)
Bank Common / Collective Trusts	27,414	42,627
Mutual Funds	69,548	4,439

	$235,308	$(74,763)

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments at December 31 is as follows:

	2006	2005
Net Assets:
ESOP Fund – Allocated	$638,246	$615,561
ESOP Fund – Unallocated	17,660	18,731

	$655,906	$634,292

	Year ended December 31, 2006		Year ended December 31, 2005
	ESOP Fund Allocated	ESOP Fund Unallocated	ESOP Fund Allocated	ESOP Fund Unallocated
Changes in Net Assets:

Contributions	$38,803	$3,102	$37,384	$3,094
Transfers (to) other plan funds	(99,853)	—	(32,736)	—
Interest income	439	8	176	6
Dividend income	8,226	614	8,173	814
Net appreciation (depreciation)	114,063	(2,999)	(82,647)	(20,773)
Benefits paid to participants	(38,993)	—	(33,100)	—
Interest expense	—	(1,796)	—	(2,554)
Fees	—	—	(278)	—

	$22,685	$(1,071)	$(103,028)	$(19,413)

7.	CONTRACT INCOME FUND

The Contract Income Fund holds guaranteed investment contracts (GICs). Financial Accounting Standards Board Staff Position’s FSP AAG INV-1 and 94-4-1 (FSP) requires that fair value be based upon the standard discounted cash flow methodology as referred to in Statement of Financial Accounting Standards No. 107 for traditional and separate account GICs and be based upon market value for fixed maturity and constant duration synthetic GICs. All contracts are fully benefit-responsive.

As required by the FSP, the Statements of Net Assets Available for Benefits presents the Plan’s investments at fair value within the Master Trust as well as the adjustment of the Contract Income Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

	2006	2005
Average yield based on actual earnings	4.72%	4.54%
Average yield based on interest rate credited to participants	4.70%	4.58%

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

7.	CONTRACT INCOME FUND (cont’d)

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

8.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 27, 2005, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment funds. The Plan administrator and the Plan’s tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

Contributions matched by the Company and all earnings generally are not taxable until distributed to the participants.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant will continue to be fully vested.

10.	PARTY-IN-INTEREST

Certain Plan investments within the Master Trust are investment funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

11.	TRANSFERS TO THE PLAN

During calendar years 2006 and 2005, the net assets of the plans identified below were transferred to the Plan. The value of the individual participant accounts was not changed as a result of the transfer of assets to the Plan. Each participant is eligible to receive the benefits of the Plan as of the date of transfer.

Plan Name	Date of Transfer	Net Assets Transferred
2006 Transfers
Porter Instrument Company, Inc. Employee Savings and Protection Plan	03/31/2006	$9,174
Eurotherm Drives, Inc. Retirement Plan	03/31/2006	6,868
domnick hunter inc. Profit Sharing Plan	06/01/2006	3,444
Sterling Hydraulics 401(k) Plan	03/31/2006	2,301
Technitron Profit Sharing Plan	12/15/2006	1,156
TTXE, Inc. 401(k) Plan	03/31/2006	38

Total transfers during 2006		$22,981

2005 Transfers
Sporlan Valve / Jefferson Products 401(k) Plan for Hourly Employees	01/21/2005	$42,527
Acadia Elastomers Retirement Income Savings Plan	03/21/2005	20,070
Denison Hydraulics Savings & Investment Plan	09/30/2005	6,574
Webster Plastics, Inc. 401(k) Plan	03/21/2005	5,857
Advanced Products Company, Inc. 401(k) Plan	09/01/2005	2,914
Bayside Controls, Inc. 401(k) Plan	10/04/2005	2,238

Total transfers during 2005		$80,180

12.	RETIREMENT INCOME ACCOUNT

Effective April 1, 2004, a Retirement Income Account (RIA), a separate account within the Plan, was established. Most new employees of the Company are automatically enrolled in the RIA in lieu of their participation in a defined benefit plan. Some existing employees had the choice to remain with the current defined benefit plan or to participate in the RIA. Participation in the RIA for existing employees commenced July 1, 2004.

The Company makes a contribution to the participant’s RIA account in January of each year. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service. Participants do not make contributions to the RIA. A contribution receivable of $9,145 and $6,479, reflecting the contribution earned by participants in 2006 and 2005 but paid in 2007 and 2006, has been recorded at December 31, 2006 and 2005, respectively.

The RIA offers the employee the flexibility to invest the money in any of the investment funds (except the Parker Hannifin Common Stock Fund) offered by the Plan. After five years of service, employees are vested in their RIA and may withdraw their money after termination of employment. Active participants may not borrow or withdraw funds from their RIA account.

NOTES TO FINANCIAL STATEMENTS, continued

(Dollars in Thousands)

13.	FORM 5500 RECONCILIATION

	2006	2005
Total Plan investments at fair value per the Statements of Net Assets Available for Benefits	$2,421,273	$2,130,496

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,890	3,364

Total Plan investments per Form 5500 Schedule H	$2,424,163	$2,133,860

PARKER RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2006

EIN 34-0451060

(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participant Loans	Participant loans - 7.75% - 9.25%	—	$61,911

	Total Assets (Held At End Of Year)		—	$61,911

*	Denotes party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Timothy K. Pistell
Timothy K. Pistell
Executive Vice President - Finance and Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator

June 21, 2007